

14049545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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AB
3/24

SEC FILE NUMBER
8- *65456*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2013___ AND ENDING___12/31/2013___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Pharma Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

33 Broad Street
                              (No. and Street)

Boston   MA   02109-4230
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Peter F. Flynn   (617) 367-0099
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
                  (Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Peter F. Flynn_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Commonwealth Pharma Securities, LLC_____ , as
of ___December 31_____ , 20 _13___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH PHARMA SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2013



TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT   1-2

FINANCIAL STATEMENTS

    Statement of Financial Condition   3

    Statement of Operations   4

    Statement of Changes in Member's Equity   5

    Statement of Cash Flows   6

    Notes to Financial Statements   7 - 8

SUPPLEMENTAL SCHEDULES

    Independent Auditors' Report on Supplementary Information   9

    Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1   10

    Supplementary Report of Independent Auditors'   11 - 12



SAMET



To the Board of Directors and Member of
Commonwealth Pharma Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Commonwealth
Pharma Securities, LLC (a Delaware limited liability company, the "Company") as of
December 31, 2013 and the related statements of operations, changes in member's equity
and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial
statements in accordance with accounting principles generally accepted in the United
States of America; this includes the design, implementation, and maintenance of internal
control relevant to the preparation and fair presentation of financial statements that are
free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our
audit. We conducted our audit in accordance with auditing standards generally accepted
in the United States of America. Those standards require that we plan and perform the
audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and
disclosures in the financial statements. The procedures selected depend on the auditor's
judgment, including the assessment of the risks of material misstatement of the financial
statements, whether due to fraud or error. In making those risk assessments, the auditor
considers internal control relevant to the Company's preparation and fair presentation of
the financial statements in order to design audit procedures that are appropriate in the
circumstances, but not for the purpose of expressing an opinion on the effectiveness of
the Company's internal control. Accordingly, we express no such opinion. An audit also
includes evaluating the appropriateness of accounting policies used and the
reasonableness of significant accounting estimates made by management, as well as
evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to
provide a basis for our audit opinion.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com



INDEPENDENT AUDITORS' REPORT (CONTINUED)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Pharma Securities, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Samet & Company PC

Chestnut Hill, Massachusetts
February 20, 2014



COMMONWEALTH PHARMA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$	18,060
Prepaid expenses		968
	$	19,028

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	2,000
Member's equity:		
Member contributions		69,355
Accumulated deficit		(52,327)
		17,028
	$	19,028



COMMONWEALTH PHARMA SECURITIES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2013

Operating expenses:		
Office expense	$	49
Professional fees		7,000
Regulatory expenses		(437)
		6,612
Net loss	$	(6,612)



COMMONWEALTH PHARMA SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2013

	Member Contributions	Accumulated Deficit	Total
Balance, January 1, 2013	$ 53,765	$ (45,715)	$ 8,050
Net loss	-	(6,612)	(6,612)
Member contributions	15,590	-	15,590
Balance, December 31, 2013	$ 69,355	$ (52,327)	$ 17,028



COMMONWEALTH PHARMA SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(6,612)
Changes in operating assets and liabilities:		
Prepaid expenses		(827)
Accrued expenses		(3,200)
Net cash used for operating activities		(10,639)
Cash flows from financing activities:		
Member contributions		15,590
Net increase in cash during the year		4,951
Cash, beginning of year		13,109
Cash, end of year	$	18,060



COMMONWEALTH PHARMA SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 1   **Organization and nature of business**

Commonwealth Pharma Securities, LLC (the "Company") was formed in December 2002 and is a Delaware limited liability company. The Company acts as an agent for the issuer of corporate securities for private placements per membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC).

Note 2   **Summary of significant accounting policies**

Revenue recognition
The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

Income taxes
The sole member of the Company has elected to have the Company taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the member.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. If the Company incurs interest or penalties as a result of unrecognized tax benefits the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.



Note 2   **Summary of significant accounting policies (continued)**

Subsequent events
The Company has evaluated subsequent events through February 20, 2014, which is the date the financial statements were available to be issued.

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2013 the Company's net capital was $13,060, which was $8,060 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 38.28%.

Note 4   **Related party transactions**

The Company is under 100% common ownership with Apeiron Partners LLC ("Apeiron"). The Company has a management agreement with Apeiron, whereby Apeiron assumes and pays all expenses related to the day to day operations of the Company. In exchange, the Company is obligated to pay Apeiron a fee equal to the costs incurred by Apeiron plus an additional amount, which will reflect the time and effort of Apeiron based upon an allocation of time spent by Apeiron employees. No amounts were paid to Apeiron under this agreement during 2013.

Note 5   **Reserve requirement pursuant to Rule 15c3-3**

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k)(2)(i).



INDEPENDENT AUDITORS' REPORT ON SUPPLEMETARY INFORMATION
REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors and Member of
Commonwealth Pharma Securities, LLC

We have audited the financial statements of Commonwealth Pharma Securities, LLC
as of and for the year ended December 31, 2013, and have issued our report thereon dated
February 20, 2014, which contained an unmodified opinion on those financial statements. Our
audit was performed for the purpose of forming an opinion on the financial statements as a
whole. The supplementary information contained on page 10, required by Rule 17a-5 under the
Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a
required part of the financial statements. Such supplementary information on page 10 is the
responsibility of management and was derived from and relates directly to the underlying
accounting and other records used to prepare the financial statements. The information has been
subjected to the auditing procedures applied in the audit of the financial statements and certain
additional procedures, including comparing and reconciling such information directly to the
underlying accounting and other records used to prepare the financial statements or to the
financial statements themselves, and other additional procedures in accordance with auditing
standards generally accepted in the United States of America. In our opinion, the information on
page 10 is fairly stated in all material respects in relation to the financial statements as a whole.

Chestnut Hill, Massachusetts
February 20, 2014



COMMONWEALTH PHARMA SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2013

Capital		
Member contributions	$	69,355
Accumulated deficit		(52,327)
		17,028
Deductions and charges:		
Nonallowable assets:		
Prepaid expenses		(968)
Net capital	$	16,060
Aggregate indebtedness		
Accrued expenses	$	2,000
Computation of basic net capital requirement		
Minimum net capital required	$	133
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital	$	11,060
Net capital less 120% of minimum		
dollar net capital required	$	10,060
Percentage of aggregate indebtedness to net capital		12.45%

Reconciliation with Company's computation (included
in part II of form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company's part II (unaudited) focus report	$	18,060
Accrued expenses		(2,000)
Net capital per above	$	16,060



**REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Board of Directors and Member of
Commonwealth Pharma Securities, LLC

In planning and performing our audit of the financial statements of Commonwealth Pharma
Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance
with auditing standards generally accepted in the United States of America, we considered the
Company's internal control over financial reporting (internal control) as a basis for designing our
auditing procedures for the purpose of expressing our opinion on the financial statements, but not
for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
Accordingly, we do not express an opinion on the effectiveness of the Company's internal
control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study included tests of such
practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in
making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital
under Rule 17(a)-3(a)(11) and for determining compliance with exemptive provisions of Rule
15c3-3. Because the Company does not carry securities accounts for customers or perform
custodial functions relating to customer securities, we did not review the practices and
procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and
    recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
    System.

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and procedures can be expected to
achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and
the practices and procedures are to provide management with reasonable but not absolute
assurance that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the preceding paragraph.



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
(CONTINUED)

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schmidt & Company PC

Chestnut Hill, Massachusetts
February 20, 2014